UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  )

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☒           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

TOLLGRADE COMMUNICATIONS, INC.
(Name of Registrant as Specified in Its Charter)

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
PARCHE, LLC
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
RCG STARBOARD ADVISORS, LLC
RAMIUS LLC
C4S & CO., L.L.C.
PETER A. COHEN
MORGAN B. STARK
JEFFREY M. SOLOMON
THOMAS W. STRAUSS
SCOTT C. CHANDLER
JEFFREY LIBSHUTZ
EDWARD B. MEYERCORD, III

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ANNUAL MEETING OF SHAREHOLDERS
OF
TOLLGRADE COMMUNICATIONS, INC.
_________________________

SUPPLEMENT DATED JULY 13, 2009 TO THE REVISED PROXY STATEMENT
OF
THE RAMIUS GROUP DATED JUNE 24, 2009
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

GENERAL INFORMATION

Dear Fellow Shareholder:

Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and the other participants in this solicitation (collectively, the “Ramius Group”) are mailing this supplement to you in connection with the decision by David P. Barry, a member of the Board of Directors of Tollgrade Communications, Inc., a Delaware corporation (“Tollgrade” or the “Company”), to not stand for reelection at the Company’s 2009 Annual Meeting of Shareholders (the “Annual Meeting”).  The Company filed a supplement to its proxy statement on July 6, 2009 (the “Company Proxy Supplement”).  According to the Company Proxy Supplement, on July 6, 2009, the Board of Directors (the “Board”) voted to increase its size from eight to nine members until the final certification of the vote by shareholders at the Annual Meeting and unanimously appointed Charles E. Hoffman to fill the newly-created vacancy.  To continue to maintain the number of directors in each class as nearly equal as possible, Mr. Hoffman was appointed to one of the two classes whose term expires at the Annual Meeting and whose members are required to stand for re-election at the Annual Meeting.  In connection with his appointment to the Board, Mr. Hoffman has been nominated to stand for re-election at the Annual Meeting as a substitute nominee for Daniel P. Barry who has decided not to stand for reelection at the Annual Meeting.

We are seeking three (3) seats on the Board to ensure that the interests of the shareholders, the true owners of Tollgrade, are appropriately represented in the boardroom.  Through the attached GOLD proxy card, we are soliciting proxies to elect our three (3) director nominees.  Shareholders voting on the enclosed GOLD proxy card will also be able to vote for the candidates who have been nominated by the Company other than James J. Barnes, David S. Egan and Brian C. Mullins.  This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement, as supplemented.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

All shareholders, regardless of whether they have previously submitted a GOLD proxy card, are urged to return the enclosed GOLD proxy card.  If you return or have already returned the previously distributed form of GOLD proxy card before the Annual Meeting, your submitted GOLD proxy card will remain valid and will be voted at the Annual Meeting unless revoked, except that the proxies named thereon will use their discretionary authority to vote any shares you voted for the candidates who have been nominated by the Company other than James J. Barnes, David S. Egan and Brian C. Mullins, instead of for the candidates who have been nominated by the Company other than James J. Barnes, Daniel P. Barry and David S. Egan due to the fact that Mr. Barry is no longer standing for reelection.  This supplement is dated July 13, 2009, and is first being mailed to shareholders of the Company commencing on or about July 14, 2009.

The Annual Meeting is scheduled to be held at the Syria Shrine Center, 1877 Shriners Way, Cheswick, PA 15024, on Wednesday, August 5, 2009 at 3:00 p.m., local time, for the following:

1.	To elect Value and Opportunity Master Fund’s three (3) nominees to the Board of Directors in opposition to certain of the Company’s incumbent directors;

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2009; and

3.	The approval of an amendment to the Company’s 2006 Long-Term Incentive Compensation Plan, as amended and restated, to increase the authorized number of shares issuable thereunder by 1,500,000.

THIS SOLICITATION IS BEING MADE BY THE RAMIUS GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF TOLLGRADE.  THE RAMIUS GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE RAMIUS GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY TOLLGRADE’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE RAMIUS GROUP’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE RAMIUS GROUP, C/O INNISFREE M&A INCORPORATED, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF TOLLGRADE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—
This Proxy Statement Supplement and our GOLD proxy card are available at http://www.innisfreema.com/tollgrade

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Value and Opportunity Master Fund’s proxy materials, please call
Innisfree M&A Incorporated at the phone numbers listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders Call Toll-Free at: (877) 717-3898
Banks and Brokers Call Collect at: (212) 750-5833

TOLLGRADE COMMUNICATIONS, INC.

2009 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE RAMIUS GROUP

THE BOARD OF DIRECTORS OF THE TOLLGRADE COMMUNICATIONS, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Mark R. Mitchell and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of the Tollgrade Communications, Inc. (“Tollgrade” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Shareholders of the Company scheduled to be held at the Syria Shrine Center, 1877 Shriners Way, Cheswick, PA 15024, on Wednesday, August 5, 2009 at 3:00 p.m., and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Ramius Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSAL ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSAL NO. 1, FOR PROPOSAL NO. 2 AND FOR PROPOSAL NO. 3.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with the Ramius Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE RAMIUS GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL NO.1

Proposal  No. 1 – The Ramius Group’s Proposal to elect Scott C. Chandler, Edward B. Meyercord III and Jeffrey M. Solomon as directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: Scott C. Chandler Edward B. Meyercord III Jeffrey M. Solomon	[ ]	[ ]	[ ] ____________ ____________ ____________

THE RAMIUS GROUP INTENDS TO USE THIS PROXY TO VOTE (I) “FOR” MESSRS. CHANDLER, MEYERCORD AND SOLOMON AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR OTHER THAN JAMES J. BARNES, DAVID S. EGAN AND BRIAN C. MULLINS FOR WHOM THE RAMIUS GROUP IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF THE RAMIUS GROUP’S NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR RAMIUS NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW THE BOX.  YOUR SHARES WILL BE VOTED FOR THE REMAINING RAMIUS NOMINEE(S).  YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE NAME OF THE NOMINEE(S) BELOW.

___________________

___________________

THE RAMIUS GROUP DOES NOT OBJECT TO THE APPROVAL OF PROPOSAL NO. 2

Proposal  No. 2 – The Company’s proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE RAMIUS GROUP DOES NOT OBJECT TO THE APPROVAL OF PROPOSAL NO. 3

Proposal  No. 3 – The Company’s proposal for the approval of an amendment to the Company’s 2006 Long-Term Incentive Compensation Plan, as amended and restated.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.